Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—September 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	16.39%	16.08%

Less: Coupon	1.34%	1.34%
Servicing Fee	1.31%	1.50%
Net Credit Losses	6.18%	6.12%
Excess Spread:
September-03	7.56%	7.12%
August-03	7.22%	7.23%
July-03	6.85%	6.86%
Three month Average Excess Spread	7.21%	7.07%

Delinquency:
30 to 59 days	1.04%	1.04%
60 to 89 days	0.72%	0.72%
90 + days	1.50%	1.50%
Total	3.26%	3.26%

Payment Rate	9.83%	9.83%